FOR IMMEDIATE RELEASE

Contact

David Gallagher

Phone: 403-291-2492

QSound Labs Reports Fourth Quarter & Year End Results for 2008

mQFX Rolls out; Operations are Cash Flow Positive

Calgary, Alberta – March 18, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the fourth quarter of FY2008.  For the quarter ending December 31, 2008 consolidated revenues reached $500,000 versus $304,000 for Q4 2007, an increase of 64% and an increase of 26% versus Q3 2008. The net loss for the fourth quarter was $(410,000) or $(0.04) per share as compared to $(521,000) or $(0.06) per share in FY2007.  The quarter included certain one time expenses incurred in connection with the Company’s cost containment program.  Higher revenues and lower operational expenses contributed to positive cash flow from operations during the fourth quarter of $42,000.

Consolidated revenues for the year ended December 31, 2008 were $1,981,000 compared to $2,379,000 for the same period in FY2007, a decrease of 17%. Net loss for the year was $(2,209,000) or $(0.23) per share as compared to $(1,263,000) or $(0.13) per share in FY2007 due primarily to the decrease in revenue, the sale refund that occurred in the third quarter and higher depreciation and amortization charges.

As previously announced, the Company retained the services of investment banking firm, Kaufman Bros., L.P., to assist in exploring a range of strategic options including partnering with firms for licensing technology and M&A opportunities.  These efforts are ongoing, but are unlikely to produce results by March 23, 2009 which is the required timeframe for the Company to regain compliance with Nasdaq listing standards.

Fourth Quarter Highlights

•

LG shipped six new cell phone models with QSound’s technology including the high profile Prada II and Cookie models. Five of those six models included both the Company’s mQSynth product and components from the Company’s mQFX product. These are the first LG models that have used the mQFX software components.  Additional new models have shipped in early 2009 with both QSound products.

•

Toshiba launched their new 40” and 46” LCD TV’s with QSound’s QSurround and QXpander.  In the first quarter of 2009, additional new Toshiba LCD TV models were rolled out with these QSound technologies.

•

Guitar Hero World Tour Mobile launched on Verizon in December with the Company’s Ripp3D graphics engine.  That game quickly won IGN’s “Best Multi-player Mobile Game” award.   The Ripp3D graphics engine will also be used in the upcoming iPhone game titles, 3D Hunting and Prey.  On-line reviews of Prey have been highly favorable.  The Company continues to evaluate opportunities for development with the award winning Ripp3D engine in both mobile gaming devices and phones.

•

The Company began receiving royalties from Oracom’s MP3 product line.  Those MP3 products use multiple components of the Company’s mQFX software suite.

•

The Company secured rights to market noise cancellation technology and is actively pursuing licensing opportunities for this technology.

•

The Company made cash payments of $674,000 to reduce the principal balance of its long term debt during the quarter, $500,000 being a one time payment.  The Company is not obligated to make any additional such one-time principal payments (excluding payments required to be made from ongoing royalty streams) for all of 2009.

The launches of QSound enhanced products listed above, especially the roll-outs involving phones utilizing both the Company’s mQFX technology and mQSynth, contributed to the reported increase of revenues.

Outlook for 2009

Looking towards FY2009, David Gallagher, President and CEO, had the following comments: “As we were one of the first companies to work with cell phone platform partners offering audio enhancement to the cell phone OEMs, we are excited to see that technology finally entering into mobile phones on a commercial scale.   The Company continues to work with major OEMs and partners who have expressed interest in the Company’s mQFX and noise cancellation products.   Additionally, growth in sales of mobile games is expanding distribution opportunities for our Ripp3D engine.”

“During the fourth and into the first quarter of this year, the Company has implemented a cost containment program that targets reducing operating expenses by 37% in 2009 as compared to 2008. A large part of the Company 2008 overhead was spent on maintaining the Company listing on Nasdaq and the targeted reduction assumes the elimination of those expenses. It is important to note that the cost containment program has been carried out while maintaining all core elements of the engineering and sales teams needed to continue growing the Company’s business and maintaining relationships with the Company's licensees.”

“For the first and second quarters of 2009, the Company expects revenues to at least match those earned in the fourth quarter. The only non-operational payments due in 2009 are for quarterly interest payments (currently calculated at 3.25%) on the convertible loan. Therefore, the net result is that the Company expects to be cash flow positive on an overall basis for the foreseeable future.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has built upon its original audio technology base by adding voice and graphics technologies thus creating a unique and compelling multimedia IP portfolio. The Company has also successfully established relationships with major OEMs in the consumer products market. The Company’s customer and partner roster includes ARM, Broadcom, MiTAC, Panasonic, Qualcomm, Sony Vaio and Toshiba among others. QSound Labs supports its customer base with offices in North America, China, Japan and Korea. For demos and to learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, delisting of the Company’s shares from Nasdaq, ongoing efforts regarding strategic alternatives for the Company, use of Ripp3D graphics engine in upcoming iPhone game titles, continued customer interest in mQFX and noise cancellation products, expanding distribution opportunities for Ripp3D, reduction of operating expenses in 2009, and expectations of comparable revenues levels for the first 2 quarters of 2009 and cash flow positivity for the foreseeable future.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with liquidity of the Company’s shares, ability to achieve an acceptable strategic option, loss of relationships with companies that do business with QSound,  successful distribution of QSound-enabled products by licensees, continued growth of demand for QSound’s technologies in the mobile devices market, QSound's ability to carry out its cost containment, product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at December 31, 2008 and December 31, 2007 (Expressed in United States dollars under United States GAAP)
	December 31, 2008	December 31, 2007
	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$408,332	$1,232,255
Accounts receivable	521,720	506,648
Inventory	-	12,217
Note receivable – current portion	-	27,400
Deposits and prepaid expenses	136,935	188,568
	1,066,987	1,967,088

Property and equipment	192,251	258,414
Deferred development costs	205,457	194,915
Intangible assets	2,713,407	70,260

	$4,178,102	$2,490,677

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable and accrued liabilities	$196,393	$262,718
Current portion of long term debt	44,000	-
Deferred revenue	326,840	22,820
	567,233	285,538

Pension benefit liability	106,129	5,079
Note payable	1,573,703	-
Convertible loan	1,000,000	1,000,000
Debt discount	(795,571)	(881,780)

	2,451,494	408,837

Shareholders' equity:
Share capital	48,250,672	47,675,739
Warrants	2,386,741	1,027,114
Contributed surplus	2,962,983	2,959,339
Deficit	(51,688,744)	(49,479,722)
Accumulated other comprehensive income	(185,044)	(100,630)
	1,726,608	2,081,840

	$4,178,102	$2,490,677

Consolidated

Statements of Operations and Deficit

(Expressed in United States dollars under United States GAAP)

	Three months ended		Twelve months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)
REVENUE:
Royalties and license fees	$450,783	$251,835	$1,777,195	$2,142,834
Product sales	49,473	52,620	203,392	236,305
	500,256	304,455	1,980,587	2,379,139

Sale refund	-	-	285,912	-
Cost of product sales	5,162	15,593	42,890	86,930
	495,094	288,862	1,651,785	2,292,209

EXPENSES:
Marketing	233,240	179,463	1,105,264	1,215,544
Operations	29,990	37,839	141,832	141,234
Product engineering	138,020	238,962	859,066	787,024
Administration	214,693	270,686	1,095,581	1,117,356
Foreign exchange loss (gain)	44,767	2,645	48,554	3,751
Depreciation and amortization	206,903	55,140	432,790	206,291
	867,613	784,735	3,683,087	3,471,200

OPERATING PROFIT:	(372,519)	(495,873)	(2,031,302)	(1,178,991)

OTHER ITEMS:
Interest income	1,048	12,747	16,007	72,559
Interest	(35,448)	(19,535)	(93,629)	(81,240)
Accretion of debit discount	(29,002)	(8,389)	(86,209)	(33,271)
Gain on sale of capital assets	33,127	-	10,493	586
	(30,275)	(15,177)	(153,338)	(41,366)

Loss before taxes	(402,794)	(511,050)	(2,184,640)	(1,220,357)
Foreign withholding tax	(7,453)	(9,928)	(24,382)	(42,485)

NET LOSS FOR PERIOD	(410,247)	(520,978)	(2,209,022)	(1,262,842)
DEFICIT BEGINNING OF PERIOD	(51,278,497)	(48,958,744)	(49,479,722)	(48,216,880)
DEFICIT END OF PERIOD	(51,688,744)	(49,479,722)	(51,688,744)	(49,479,722)

INCOME PER COMMON SHARE	$(0.04)	$(0.05)	$(0.23)	$(0.13)

Consolidated

Statements of Cash Flows

(Expressed in United States dollars under United States GAAP)

	Three months ended		Twelve months ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Cash provided by (used in):	(unaudited)	(unaudited)	(unaudited)

OPERATIONS:
Income for the period	$(410,247)	$(520,978)	$(2,209,022)	$(1,262,842)
Prior period adjustments
Items not requiring (providing) cash:
Depreciation and amortization	206,903	55,140	432,790	206,291
Employee future benefits	661	(95,551)	-	(95,551)
Accretion of debt discount	29,002	8,389	86,209	33,271
Imputed interest on loan	37,414	-	37,414	-
Stock based compensation	(5,680)	(1,861)	19,675	213,541
Gain on sale of capital assets	(10,493)	-	(10,493)	(586)
Other	637	(354)	-	(2,076)
Changes in working capital balances	193,788	288,692	327,802	(339,253)
	41,985	(266,523)	(1,315,625)	(1,247,205)

FINANCING:
Issuance of common shares, net	-	-	1,918,530	156,499
Note payable	(673,733)	-	1,711,929	-
	(673,733)	-	3,630,459	156,499

INVESTMENTS:
Note receivable	-	-	2,707	36,000
Purchase of property and equipment	-	(4,331)	(30,502)	(18,243)
Purchase of deferred development costs	(75,000)	-	(75,000)	-
Purchase of intangible assets	35,067	(4,847)	(3,048,374)	(11,858)
Proceeds on sale of capital assets	12,412	-	12,412	586
	(27,521)	(9,178)	(3,138,757)	6,485

Increase (decrease) in cash	(659,269)	(275,701)	(823,923)	(1,084,221)
Cash and cash equivalents beginning of period	1,067,601	1,507,956	1,232,255	2,316,476

Cash and cash equivalents end of period	$408,332	$1,232,255	$408,332	$1,232,255